HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

June 13, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf

 Robert Shapiro

Re:	HUMBL, Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed May 24, 2022
File No. 333-261403

Ladies and Gentlemen:

We are in receipt of the staff’s comment letter dated June 6, 2022 to the above-referenced filing. We have addressed your comments by reproducing them below in bold italics and providing our responses immediately thereafter. We have filed Form S-1/A (Amendment No. 6) (“Amendment No. 6”) which, together with the responses set forth below, address the staff’s comments.

Amendment No. 5 to Registration Statement on Form S-1 Filed May 24, 2022

Prospectus Summary

HUMBL Blockchain Services, page 6

1.	We note you have revised your disclosures in certain footnotes to the financial statements for HUMBL to reflect that the transaction with BizSecure on February 12, 2022 was the acquisition of a business. Please revise your disclosure here and on pages 42, F-35, F-43 and elsewhere to clearly reflect that the BizSecure transaction was an acquisition of a business, and not an asset acquisition or acquisition of certain assets of BizSecure.

Response: We have revised disclosure throughout Amendment No. 6 to include reference to the acquisition of BizSecure as a business combination.

Brian Fetterolf Robert Shapiro June 13, 2022 Page 2 of 6

Recent Financings and Material Agreements, page 7

2.	We note your response to comment 9, as well as your amended disclosure. Tell us how you have arrived at the amount registered for resale by Brighton under the redemption provision. In this regard, you must register for resale the maximum number of shares based on a good-faith estimate and it is not clear how you have arrived at such a large number of shares.

Response: We are registering 80,000,000 shares of common stock for Brighton Capital under the registration statement (74,000,000 shares for conversions and redemptions and 6,000,000 shares for a termination fee). The approximate balance of the Brighton Capital note with accrued interest is $3,700,000. If we elect to honor a redemption in shares, it must be done at a 20% discount to the market price. The current market price of our common stock is approximately $0.082. The redemption conversion price under the note would thus be $0.0652. At the current price it would take 56,748,466 shares ($3,700,000/$0.0652) to satisfy the note in full using shares. The additional 17,251,534 (75,000,000 – 56,748,466) shares are being registered to provide a cushion in the event our share price drops. In light of uncertainty in the economy and stock market at this time, we feel it is reasonable to plan for the possibility that our stock price drops below where it is at today.

On June 10, 2022, we amended the note to reduce the redemption conversion floor price to $0.05. If we were to convert the entire note balance at the floor price ($3,700,000/$0.05), that would result in the issuance of 74,000,000 shares. Registering 74,000,000 shares allows us to register enough shares for the maximum number of shares issuable under the note.

3.	We also note your amended disclosure beginning on page 7 for each of Kevin and Judith Levine, Next Generation Wealth Management LLC, 9G Investments, LLC, KWP 50, CMP76 LLC, Murtaugh Group LLC, Infinity Block Investments, Hahanakai and Joy Corbin. Please explain under the sub-heading “Note Exchange” why it appears that on March 31, 2022 you issued a greater number of shares than the amount that would have been issued for each note pursuant to the $1.00 per share conversion price pertaining to each such previously outstanding convertible note. Additionally, in an appropriate place, explain why you are registering 1.5 million shares for Archura, an amount greater than the $1,020,000 loaned by Archura with a conversion price of $1 per share.

Response: The number of shares issued exceeded the number of shares issuable at the conversion price because we settled the notes pursuant to Section 3(a)(9) of the Securities Act of 1933 and did not effect conversions under the notes. We have revised our disclosure under Amendment No. 6 to help better explain the exchange transactions.

We have reduced the number of shares being registered for Archura from 1,500,000 to 1,200,000 to address the staff’s concern about registering more shares for Archura than is necessary. The additional shares being registered above the original $1,020,000 note balance are to account for the increase in note balance due to accrued interest. We have also updated our disclosure in Amendment No. 6 to help explain how the number of shares being registered for Archura was determined.

Brian Fetterolf Robert Shapiro June 13, 2022 Page 3 of 6

Risk Factors

“Our bylaws include a forum selection clause . . . ”, page 24

4.	We note your response to comment 3, as well as your amended disclosure that [t]his exclusive forum provision will apply to other state and federal law claims including actions arising under the Securities Act . . . .” Please revise this to state, as you do on page 57, that the provision provides “that the federal district court in the State of Delaware will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act and the Securities Exchange Act of 1934.” In this regard, your current risk factor disclosure implies that the bylaws require state court in Delaware to be the exclusive forum for Securities Act and Exchange Act claims, but your exclusive forum provision states otherwise pursuant to Section 7.13(b) of your bylaws.

Response: We have revised the risk factor to clarify that the exclusive forum provision provides that the federal court in the State of Delaware will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act and the Securities Exchange Act of 1934.

Use of Proceeds, page 26

5.	We note your response to comment 5, as well as your amended disclosure on page 60 in the section entitled “Plan of Distribution.” Please make conforming changes here, on your cover page and in your summary under the heading “The Offering.” In revising your disclosure, please also highlight that the exercise price of your two largest warrant issuances are $0.20 per share and that such price is above your current trading price, if true, as your disclosure on page II-2 indicates that you are referring to the issuances to Forwardly, Inc. and Charger Corporation.

Response: We have revised our Use of Proceeds disclosure to clarify that the two largest warrant holders have warrant exercise prices of $0.20 per share and that our stock price is currently below this exercise price.

Brian Fetterolf Robert Shapiro June 13, 2022 Page 4 of 6

Selling Stockholders, page 29

6.	We note your response to comment 9 that “footnote 3 to this chart . . . explains that the calculation of beneficial ownership for the holders of Series B preferred stock is impacted by the conversion limitations imposed by our Certificate of Incorporation,” as well as your new footnote (24) that describes certain shares as “issuable pursuant to the conversions of Series B preferred stock held by the applicable stockholder.” However, we note that certain holders of Series B preferred stock are registering more shares than the amount held prior to the offering (e.g., Alan Gunn, Michael Temple, Webb Ellinger, Nancy Angell, etc.). Please explain why certain shareholders covered by footnote (24) to your chart are registering more shares than they beneficially own. Please also confirm that the shareholders that are registering less are doing so due to the conversion limitations explained in footnote (3). Revise the table to also ensure consistency between your disclosure here that HUMBL CL is registering 4,437,500 shares and your amended disclosure on page 7 that HUMBL CL is registering 4,357,000 shares.

Response: Some of the shares being registered for Series B holders are for conversions that may happen in the future. In addition, beneficial ownership is limited by the conversion limitations in our certificate of incorporation. Accordingly, for some shareholders the number of shares being registered exceeds their beneficial ownership number. We are not registering sufficient shares for conversion of all the Series B preferred stock and the conversion limitations do not apply to shareholders who own 750 or less shares of Series B stock. We have included additional footnotes to the applicable chart to further explain this. We have also corrected the number of shares being registered for HUMBL CL to ensure consistency.

Business

HUMBL Mobile Wallet (formerly HUMBL Pay), page 41

7.	We note your amended disclosure that you “can receive revenue from the mobile wallet in two ways . . . .” Please revise your disclosure to clarify that you currently do receive revenue from such wallet, if true. In this regard, it appears that such business segment is currently active while also in development, in light of your amended disclosure on page 22 that “third parties (Wyre and BitGo) held approximately $1,000,000 in custodial fiat currencies and cryptocurrencies on behalf of [y]our customers” in connection with customers using your HUMBL Pay app. Discuss such third party custodians here as well. Last, explain why you revised your disclosure at the beginning of this section to no longer identify “freelancers and merchants” when describing your platform, given that you maintain such references when describing your mobile wallet segment.

Response: We have revised our Business section of management’s discussion and analysis to reflect that we do not currently receive revenue from our mobile wallet at this time. We have also updated this disclosure to reflect the activities of our third-party custodians. The removal of “freelancers and merchants” from the beginning of referenced section was simply a byproduct of revising the language to read with more clarity. The product still applies to both freelancers and merchants as described later in the section under the applicable bullet points.

Brian Fetterolf Robert Shapiro June 13, 2022 Page 5 of 6

Notes to Consolidated Financial Statements

Note 1. Nature of Operations

Going Concern, page F-43

8.	Referencing the second paragraph, please revise your disclosure to explain how you are “growing [y]our operations in the LatAm region of the world and expect to be able to offer [y]our array of core products to governmental agencies.” Refer to ASC 205-40-50- 14.

Response: We have amended our disclosure for the going concern to clarify our operations in the LatAm region as well as our offerings to governmental agencies.

Note 4: Business Combinations and Acquisitions of Assets

BizSecure, page F-54

9.	Referencing authoritative literature, please tell us how you determined the issuance of restricted stock units was consideration in the business combination rather than a separate transaction.

Response: We had disclosed and now have clarified that the restricted stock units represent contingent consideration in the acquisition of BizSecure. The contingent consideration under ASC 805-10-55-25 relates to the service requirement for the continued employment of the two employees who were brought over in the transaction to the Company. The service requirement was not considered to be additional compensation, but rather contingent consideration.

Note 12. Convertible Promissory Notes, page F-61

10.	Please tell us and disclose how you accounted for the exchange agreements with most of the convertible note holders to exchange $2,979,000 of notes payable and $197,804 of accrued interest into 37,374,170 shares of common stock. In your response and disclosure, please explain whether the settlement resulted in a gain or loss.

Response: As clarified in the “Note Exchanges” section of Amendment No. 6 as well as in the response to #3 in this response letter, for the noteholders that participated in the exchange, we settled our obligations under the notes in exchanges pursuant to Section 3(a)(9) of the Securities Act of 1933. It is important to note that these exchanges were not conversions under the original terms of the convertible promissory note, the Company settled the amounts due for a fixed number of shares. The remaining unamortized debt discounts that remained in these notes in the amount of $1,250,527 were expensed at the time of the exchanges. There was no gain or loss recognized above this amount. We analyzed several other reporting companies that performed these Section 3(a)(9) exchanges and noted that they did not recognize a gain or loss on their exchanges either.

Brian Fetterolf Robert Shapiro June 13, 2022 Page 6 of 6

Pro Forma Unaudited Consolidated Financial Statements, page F-73

11.	Please remove the pro forma balance sheet as the transactions are already reflected in your March 31, 2022 balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response: We have removed the pro forma balance sheet in Amendment No. 6 as the transactions reflected in that pro forma are included in our historical consolidated balance sheet as of March 31, 2022 included in those financial statements.

12.	Please revise to include a year ended December 31, 2021 pro forma statement of operations for the fiscal 2021 acquisitions of Tickeri and Monster. Refer to Rule 11- 01(a)(1) of Regulation S-X.

Response: We have amended the pro forma statement of operations for the year ended December 31, 2021 to include the acquisitions of Tickeri and Monster in addition to BizSecure and Ixaya. In addition, in Amendment No. 6 we have removed the pro forma financial statements specifically for the Tickeri and Monster acquisitions as that information for the balance sheet is included in the historical consolidated financial statements and for the pro forma statement of operations has been included in the pro forma for the BizSecure and Ixaya acquisitions.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com.brian@humblpay.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc:	Ernest M. Stern, Esq. (w/encl.)
Encl.